EXHIBIT 10.4

DESCRIPTION OF AMENDMENT TO EMPLOYMENT LETTER

On January 19, 2010, an original offer letter was provided to Brian Swanson and subsequently amended. The summary below represents the understanding of the parties as of July 1, 2012 with respect to employment of Mr. Swanson:

•	Base compensation: $165,000 per year, reviewed annually;

•
Annual bonus target of 30% of annual salary payable in any combination of cash or restricted stock units of common stock of BofI Holding, Inc. (“RSUs”) with performance evaluated and bonus paid semi-annually. The amount of the bonus may be reduced to zero or increased above 30% for outstanding performance at any time based solely upon the judgment and discretion of the CEO or the Board. The RSUs granted for bonus will vest over future employment service, generally within three years, and the mix of cash and RSUs may change at the discretion of the CEO or the Board.